SUMMARY OF LEASE AGREEMENT                                           EXHIBIT 4.2


Following are the principal terms of our lease agreement for our offices, which was signed on June 26, 2003:

o        ADDRESS:             82 Menachem Begin Road, Tel Aviv, Israel.

o        DESCRIPTION OF
         OFFICES: Entire 4th floor of the building, encompassing approximately 12,000 square feet.

o        ADDITIONS:           Parking spaces and storage space in building's
                              basement.

o        TERM OF LEASE:       Three years, commencing on September 1, 2003.

o        RENTAL PAYMENTS:     Approximately $11,000 per month for the
                              offices and approximately an additional $5,000 for parking and storage space. These amounts are linked to the Consumer's Price Index.

o        OPTION:              Option to extend lease for additional three years.
                              If we exercise the option, the rental charges will be increased by 5%, plus any increases in the Consumer's Price Index.

o        ADDITIONAL COSTS:    Maintenance, municipal property tax and other
                              related expenses.